FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

POLICY OF RECOMMENDATION AND REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, ITS ADVISORY COMMITTEES, STATUTORY BOARD OF OFFICERS, AND THE FISCAL COUNCIL OF

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Approved at a meeting of the Company's Board of Directors held on May 27th, 2022, as recommended by the Human Resources and Remuneration Committee at a meeting held on the same date.

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POLICY OF RECOMMENDATION AND REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, ITS ADVISORY COMMITTEES, STATUTORY BOARD OF OFFICERS, AND THE FISCAL COUNCIL OF COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

I.    Policy Purpose

1. The present Policy for Recommendation and Remuneration of the Members of the Board of Directors, its Advisory Committees, Statutory Board of Officers and Fiscal Council (the "Policy") of the corporation known as Companhia Brasileira de Distribuição (the "Company"), aims at setting forth criteria and procedures that must be observed to recommend members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council of the Company, whenever this latter is requested bi its shareholders and is duly established, to ensure the best governance practices, as well as to define the remuneration strategy of said members, in line with best market practices.

II       Criteria and Procedures to Recommend members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers, and Fiscal Council.

2.       The Human Resources and Corporate Governance Committee (the "HR Committee") will be responsible for screening the candidates to be elected to the Company's Board of Directors and its Advisory Committees, as well as those to be elected by the Board of Directors to hold positions on the Statutory Board of Executive Officers, based on their professional experience, technical training, economic, social and cultural background.

2.1       All recommendations and required procedures for the election of members of the Company's Fiscal Council, when requested by its shareholders, shall be in accordance with Brazilian Law 6,404/76 and other applicable regulations.

2.2.       It shall be considered diversity criteria in the process of appointment and selection of Members of the Company´s Board of Directors and Advisory Committees.

2.3       The Company's Board of Directors shall be composed of at least three (3) and at most nine (9) members, being all elected and dismissed by the General Meeting, with a unified

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term of office of 2 (two) years, reelection allowed, out of which a minimum of twenty percent (20%) or two (2) members, whichever is greater, shall be Independent Directors, pursuant to the "Novo Mercado" Regulation (i.e., the 2018 Listing Rules for the New Brazilian Stock Exchange Market, aka B3)

2.3.1.       The Board of Directors shall have one (1) Chairman and two (2) Deputy Chairmen, both of them being elected by the General Shareholders´ Meeting.

2.3.2.       The Board of Directors shall be composed of highly-skilled professionals, committed to the Company's values and principles, in addition to having outstanding and appropriate professional, technical, and academic experience.

2.3.3.       In order to ensure that the Company benefits from the plurality and complementarity of opinions in the decision-making process, the HR and Corporate Governance Committee will be responsible for the prior evaluation of the profile of those members recommended to the Board of Directors, thus aiming at avoid redundancy of knowledge and experience, besides amplifying diversity, which is one of the Company's values, also in the Board of Directors.

2.3.4.       Under the Novo Mercado Rules ('Novo Mercado': the 2018 Listing Rules for the New Brazilian Stock Exchange Market, called B3), the positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company may not be held by the same person.

2.3.5.       Candidates for the Board of Directors may be recommended by the Company's Management, as well as by any shareholder, in compliance with CVM Standard No. 481 of March 29, 2022, as amended, and also by the applicable legislation.

2.3.5.1.       In the event a shareholder recommends a candidate to the Board of Directors, such request shall be submitted with a copy of a No-fault/No-liability Statement from the nominee, pursuant to CVM Standard No. 367 of March 29, 2020, as well as the candidate's CV/Resume, which document shall contain his/her personal and registration data, a summary of his/her professional experience, education, main professional activity, and also the positions he/she currently holds

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in other companies.

2.3.6 When, as a result of complying with the percentage referred to in section 2.2, a fractional number of directors results, the rounding up to the immediately next whole number shall be carried out.

2.4.       The Advisory Committees of the Board of Directors ("Advisory Committees") aim at improving the exercise of the functions of the Board of Directors. The Advisory Committees are subordinated to the Board of Directors and have an annual budget within the limits approved by the Board of Directors.

2.4.1.       The Company currently has 5 (five) Advisory Committees, namely: (i) Audit Committee; (ii) HR and Corporate Governance Committee; (iii) Finance Committee; (iv) Sustainability and Diversity Committee; and (v) Innovation and Digital Transformation Committee, all of them composed of at least three (3) and at most five (5) members elected by the Company's Board of Directors.

2.4.2.       Each Advisory Committee shall have one (1) Chairperson/Coordinator, elected by the Board of Directors and whose duties shall be determined in the charter/internal regulation of the corresponding Advisory Committee.

2.4.2.1.       The Audit Committee shall be composed of a minimum of 3 (three) and a maximum of 5 (five) members, of which at least 2 (two) shall be external and independent members (“External Members”) and at least one shall also be a member of the Company's Board of Directors, as long as he/she does not take part in the Company's Board of Executive Officers. It should also be noted that at least 1 (one) of the Committee members must have recognized experience in corporate accounting matters.

2.4.3.       Nomination of candidates to the Advisory Committees may be performed by any of the members of the Company's Board of Directors.

2.5.       The statutory Board of Executive Officers shall be composed of at least two (2) and at most fourteen (14) members, shareholders or not, residing in Brazil, who will be elected

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and dismissed by the Board of Directors, and one (1) of them shall necessarily be appointed to the position of Chief Executive Officer, and one (1) necessarily appointed to the position of Investor Relations Officer, being all other Vice-Presidents and Executive Officers.

2.5.1.       The Board of Executive Officers shall be composed of highly-skilled professionals aligned with and committed to the Company's principles and values, in addition to having outstanding and appropriate professional, technical, and academic background in order to implement the strategies, face the challenges, and achieve the goals of the Company.

2.5.2.       The nomination and election of candidates to positions in the Board of Executive Officers shall be the responsibility of the Company's Board of Directors.

III.       General remuneration practices

3. In order to ensure that the remuneration practice is in accordance with the legislation, rules and regulations in force, as well as market practice, the remuneration of the members of the Board of Directors, its Advisory Committees, Statutory Board and Fiscal Council, whenever the latter is duly established, is based on:

(i)	the responsibilities of the members of the Board of Directors, its Advisory Committees, Statutory Board and Fiscal Council, whenever duly established, considering the different positions they hold and the functions they perform;
(ii)	time devoted to their duties;
(iii)	competence and professional reputation, in view of their experience and skills; and
(iv)	value of their services in the market.

4       The Company may adopt the following forms of remuneration for the members of its Board of Directors and its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council, whenever the latter is established:

(i)	fixed remuneration;
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(ii)	direct and indirect benefits, corresponding to health-care plan, life insurance, check-up, food voucher, among others;
(iii)	short-term variable remuneration (corresponding to profit-sharing plan);
(iv)	long-term variable compensation (corresponding to stock option plans and/or free-share plan); and
(v)	post-employment benefits, corresponding to a counterpart in a private pension plan for opt-outs.

IV.       Remuneration of the members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers, and Fiscal Council.

5.       The Company adopts the following principles for the compensation of its members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers, and Fiscal Council, whenever established:

(i)	aligning all interests among the members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council - whenever established, and the shareholders of the Company, with a philosophy of sharing risks and returns;
(ii)	translating the Company's strategy into the goals of the areas and individual goals; and
(iii)	recognizing contributions and encouraging retention of professionals, based on market references.

6.       Following such principles, the Company adopts a distinguished and competitive remuneration plan, including the use of value-creation metrics to establish variable remuneration goals, benefits, and a stock award program; the individualized description of the remuneration of each of the Company's bodies is shown in section 12 below. To that end, the Company carries out regular market research, performed by renowned specialized external consultants contracted to do so. The surveys are made from the analysis of data from the key companies in the Brazilian market, with revenues and size similar to those of the Company, in order to assess if the parameters and conditions that are adopted by the Company to determine the total compensation are satisfactory and allow retention of professionals.

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7.       The Company has an area dedicated to remuneration issues, the main purpose of which is to evaluate, structure, and recommend best practices. These recommendations are submitted to the HR Committee, which is responsible for referring and deliberating on Management members' compensation issues, as well as non-statutory employees, and executive officers.

8.       Once the survey is completed, the area responsible for determining the compensation structure of senior management and key personnel suggest compensation parameters and strategies, including for non-statutory executive officers and other strategic positions that do not compose the statutory administration.

9. Regarding the monthly remuneration, the parameters and references provided by the consultants are evaluated every year and compared to those actually practiced by the Company. Based on such reviews, the area dedicated to remuneration and structure issues makes recommendations in order to keep the company's competitiveness and adherence to the established strategy.

10.       In addition, as regards short-term variable compensation, the Company uses the method called “Profit Sharing” governed by the Performance Score which, for its use, takes the following factors as assumptions:

(i)	At the beginning of each year, the indicators to be considered are determined, as well as the weight awarded to each one of them, both in relation to the Company and to the individual.
(ii)	At the end of the year it is performed the evaluation of compliance with the Company's and individual's targets, and the Initial Performance Score will be applied (which may vary from 0 to 120%), as well as a set of quantitative indicators that defines the amount to be distributed as “Profit Sharing” to the Company's associates.
(iii)	The HR Committee conducts a qualitative assessment of the results achieved during the year, and any corrections to the Initial Performance Score are submitted to the Board of Directors.
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(iv)	The Board of Directors assesses any suggestions for correcting the Initial Performance Score and, at its discretion, may increase or decrease it by 20 percentage points and then the Final Performance Score is determined.
(v)	Individuals are assessed based on a basket of indicators defined at the time of their admission to the Company or according to the position they hold before or at the beginning of the year under assessment, as described in section (i). The Individual Final Result is obtained by the weighted result of the target achieved versus the weight of the indicators (which may vary from 0 to 200%).
(vi)	The Individual Final Score is then multiplied by the Final Performance Score to achieve the Final Percentage. This Final Percentage is applied to the "Target of Profit-Sharing Distribution" or variable remuneration, determined individually at the time of hiring or according to the position/function held by the Individual at the beginning of the year under evaluation. Thus, from the multiplication of the 2 previous sections we achieve the Profit Sharing or Final Score.
(vii)	In case any indicator of the Final Performance Score or of the Individual Final Score is below a certain minimum target, as determined by the Board of Directors at the beginning of each year, as part of the Company's strategy, plans and budget connected to the indicator, there will be no payment of variable remuneration to the assessed individual(s).

11.       In addition, the Company's variable compensation comprises a stock option plan and an equity compensation plan, which, due to certain characteristics such as vesting periods for the exercise of options and lock-up of shares acquired, keeps participants aligned with the Company's goals in a long-term perspective.

11.1.       The stock option plan and the equity compensation plan set forth the conditions for the Company to grant stock options, having as purpose:

(i)	attracting and keeping highly-qualified professionals bound to the Company;
(ii)	enabling the Participants to take part in the Company's stock capital and in the stock capital increases resulting from the financial results to which such Participants have contributed; and
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(iii)	aligning the Participants' interests with those of their shareholders, thereby encouraging the performance of such professionals and ensuring their continuity in the Company's management.

11.2       The Company believes that by giving Participants the possibility of assuming the position of investor, it encourages the performance of such Participants in order to create value for the Company and its shareholders, seeking to stimulate the improvement of its management and seeking gains from being committed to long-term results. The improvement of such results and appreciation of shares issued by the Company, in turn, maximize the gains of Participants as investors together with the other shareholders of the Company.

12.       The compensation of the members of the Board of Directors, Statutory Board of Executive Officers, and Advisory Committees is composed of:

(i)	a portion of fixed compensation, calculated based on the position and skills of every individual, in order to maintain balance in relation to market practices in general and in accordance with the results obtained from the annual survey conducted by external consultants hired by the Company. In the cases of the Board of Directors and Advisory Committees, such fixed portion also includes the performance in meetings and number of meetings attended in the corresponding administrative bodies and/or the fulfillment of specific responsibilities connected to the Company's strategy;
(ii)	direct and indirect benefits;
(iii)	short-term variable compensation (corresponding to profit sharing), with annual payment pegged to the Company's results for the statutory Board of Executive Officers, and, in the cases of the Board of Directors and Advisory Committees, bound to the dedication of more time or compliance with specific responsibilities connected to the Company's strategy;
(iv)	long-term variable remuneration (corresponding to stock option plans and/or free shares), with an annual payment and a deferred payment over a three-year period; and
(v)	post-employment benefits, corresponding to a counterpart in a private pension plan for opt-outs.

13 If the Fiscal Council is established and functioning, the remuneration of its members will be composed of a fixed monthly remuneration, dissociated from the effective

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participation in meetings, which may not be less than 10% of the fixed remuneration for each active member that, on average, is paid to every executive officer, pursuant to §3, Art. 162 of Brazilian Law No. 6,404/76.

V.       Final Provisions

14.       The HR and Corporate Governance Committee is responsible for implementing the procedures required to comply with the rules of this Policy and its follow-up.

14.1	Any doubts about the provisions of this Policy or about the application of any of its provisions should be sent directly to the Chairman of the HR and Corporate Governance Committee, who will give due clarification or guidance.

14.2	This Policy may be amended upon prior approval by the Company's Board of Directors, whenever such management body deems it necessary and/or as a result of changes in the Company's legal and regulatory documents or corporate governance documents.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 6, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.